# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2942 North 24th Street, Suite 115, #42035, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 08/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001953838

## Reporting persons
- SZOP Opportunities I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,184,958; sole dispositive power 0; shared dispositive power 5,184,958; aggregate amount beneficially owned 5,184,958 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Multistrat LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,184,958; sole dispositive power 0; shared dispositive power 5,184,958; aggregate amount beneficially owned 5,184,958 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- SZOP Multistrat Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,184,958; sole dispositive power 0; shared dispositive power 5,184,958; aggregate amount beneficially owned 5,184,958 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,184,958; sole dispositive power 0; shared dispositive power 5,184,958; aggregate amount beneficially owned 5,184,958 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,184,958; sole dispositive power 0; shared dispositive power 5,184,958; aggregate amount beneficially owned 5,184,958 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices:
2942 North 24th Street, Suite 115, #42035
Phoenix, AZ 85016

## Item 2. Person Filing
Name of person filing:
SZOP Opportunities I LLC
SZOP Multistrat LP
SZOP Multistrat Management LLC
Kerry Propper
Antonio Ruiz-Gimenez
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
SZOP Opportunities I LLC - Delaware
SZOP Multistrat LP - Delaware
SZOP Multistrat Management LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
SZOP Opportunities I LLC - 5,184,958*
SZOP Multistrat LP - 5,184,958*
SZOP Multistrat Management LLC - 5,184,958*
Kerry Propper - 5,184,958*
Antonio Ruiz-Gimenez - 5,184,958*

*The common stock (the "Shares") of Fold Holdings, Inc. (the "Issuer") reported herein represents Shares that may be purchased by SZOP Opportunities I LLC (the "Holding Company") pursuant to an Equity Purchase Facility Agreement (the "Purchase Agreement"), dated June 16, 2025, between the Holding Company and the Issuer. The Holding Company is wholly owned by the private fund, SZOP Multistrat LP (the "Fund"). SZOP Multistrat Management LLC serves as the investment manager to the Fund (the "Adviser"). Antonio Ruiz-Gimenez and Kerry Propper are the control persons of the Adviser (the "Control Persons", and collectively with the Holding Company, Fund, and Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares that the Holding Company may be required to purchase pursuant to the Purchase Agreement.

Under the Purchase Agreement, at the Issuer's sole discretion, the Holding Company may be required to purchase Shares, in accordance with the terms and subject to the conditions and limitations of the Purchase Agreement. One of such limitations is that the Purchase Agreement prohibits the Holding Company from purchasing any Shares, which, when aggregated with all other Shares then beneficially owned by the Holding Company and its affiliates, would result in the beneficial ownership by the Holding Company and its affiliates to exceed 9.99% of the Shares outstanding (the "Ownership Limitation"). For the sake of clarity, an affiliate of the Reporting Persons is also subject to a contractual limitation that prohibits it from acquiring beneficial ownership of any Shares to the extent that it and its affiliates would beneficially own in excess of 9.99% of the Shares outstanding.

As such, the percent of class reported herein is giving effect to the Ownership Limitation and is based upon a statement in the Issuer's Registration Statement on Form S-1 filed on July 28, 2025 that there were 46,716,520 Shares outstanding as of July 1, 2025 plus the approximate total number of Shares that the Reporting Persons may acquire at the direction of the Issuer (subject to the Ownership Limitation) in accordance with Rule 13d-3(d)(1)(i) under the Act.

For the sake of clarity, the Holding Company does not own any Shares as of the date of the filing and is electing to file this Schedule 13G solely to the extent that, for the purposes of Section 240.13d-3, the Reporting Persons are deemed to beneficially own the Shares pursuant to the Purchase Agreement. The filing of this report shall not be deemed an admission, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of such Reporting Person's pecuniary interest, if any, therein.
Percent of class:
SZOP Opportunities I LLC - 9.9%
SZOP Multistrat LP - 9.9%
SZOP Multistrat Management LLC - 9.9%
Kerry Propper - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Sole power to vote or to direct the vote:
SZOP Opportunities I LLC - 0
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
SZOP Opportunities I LLC - 5,184,958*
SZOP Multistrat LP - 5,184,958*
SZOP Multistrat Management LLC - 5,184,958*
Kerry Propper - 5,184,958*
Antonio Ruiz-Gimenez - 5,184,958*
Sole power to dispose or to direct the disposition:
SZOP Opportunities I LLC - 0
SZOP Multistrat LP - 0
SZOP Multistrat Management LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
SZOP Opportunities I LLC - 5,184,958*
SZOP Multistrat LP - 5,184,958*
SZOP Multistrat Management LLC - 5,184,958*
Kerry Propper - 5,184,958*
Antonio Ruiz-Gimenez - 5,184,958*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- SZOP Opportunities I LLC: /s/ Kerry Popper, Kerry Propper, a Managing Member of its Manager (08/08/2025)
- SZOP Multistrat LP: /s/ Kerry Popper, Kerry Propper, a Managing Member of the the General Partner (08/08/2025)
- SZOP Multistrat Management LLC: /s/ Kerry Popper, Kerry Propper, a Managing Member (08/08/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (08/08/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (08/08/2025)